Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 20, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Seven Seas Cruises S. DE R.L.

Amendment No. 3 to

Registration Statement on Form S-4 (File No. 333-178244)

(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Seven Seas Cruises S. DE R.L., a Panamanian sociedad de responsabilidad limitada (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 2 to the Registration Statement originally filed on November 30, 2011, as filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2012.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Max A. Webb, dated April 16, 2012 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

The Company has asked us to convey the following as its responses to the Staff:

Compensation Discussion and Analysis, page 92

Compensation Elements, page 94

Annual Incentive Bonus, page 94

1.	We note your response to our prior comment 2. To the extent you believe that disclosure of the target is not required because it would result in competitive harm to you, the registrant, such that the target could be excluded under Instruction 4 to Item 402(b) of Regulation S-K please provide on a supplemental basis a detailed explanation for such conclusion. In the alternative please revise to disclose the 2011 MICP EBITDA target.

Response to Comment 1

The Company has revised its Compensation Discussion and Analysis disclosure to disclose its 2011 MICP EBITDA target on page 95 of the prospectus included in Amendment No. 3.

Signatures, page II-7

2.	We note your response to our prior comment 10 that each individual signing for each coregistrant “has the equivalent authority and capacity” to sign for each such co-registrant “as would a principal executive officer, principal officer, principal accounting officer or controller in a typical company organized and operating under the laws of the United States.” Please revise the signature block for each co-registrant so that the second half of each signature block contains signatures indicating such capacities, namely that of principal executive officer, principal financial officer, and either principal accounting officer or controller.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the signature page for each of the following co-registrants: Celtic Pacific (UK) Limited; Celtic Pacific (UK) Two Limited; Mariner, LLC; Prestige Cruise Services (Europe) Limited; and Supplystill Limited. See pages II-8 through II-11 and page II-13 of Amendment No. 3.

Exhibit 5.3

3.	We note your response to our prior comment 11 and we reissue the comment. Please revise to delete paragraphs 3.6, 3.7, 3.11, and 3.12 as it appears these assume material facts or readily ascertainable facts.

Response to Comment 3

The opinion of O’Melveny & Myers LLP has been revised to address the Staff’s comment. A revised version of the opinion has been filed as Exhibit 5.3 to Amendment No. 3.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3458 or Akiko Okuma at (212) 373-3643.

Very truly yours,

/s/ Gregory A. Ezring Gregory A. Ezring

cc:	Jason Montague
Seven Seas Cruises S. DE R.L.

3